Triant Technologies Inc.

20 Townsite Road, 2nd Floor

Nanaimo, British Columbia

Canada V9S 5T7

TRIANT

Tel: 250.754.4223

Toll Free: 800.663.8611

Fax: 250.754.2388

e-mail: mail@triant.com

CONTACTS:

Robert Heath, Chairman & CEO / Mark Stephens, CFO

Triant Technologies Inc.

250.754.4223

mail@triant.com

FOR IMMEDIATE RELEASE

TRIANT NAMED ONE OF CANADA’S FASTEST GROWING TECHNOLOGY COMPANIES IN 2003

DELOITTE & TOUCHE CANADIAN TECHNOLOGY FAST 50

VANCOUVER, CANADA — OCTOBER 2, 2003 — Triant Technologies Inc. (TSX: TNT; OTCBB: TNTTF) has been named to Deloitte & Touche’s Canadian Technology Fast 50 program, a ranking of the 50 fastest growing technology companies in Canada. Rankings are based on the percentage of growth in fiscal revenues over five years, from 1998–2002.

Triant’s CEO Robert Heath credits a strategic financing, which enabled Triant to establish the market leadership position in Advanced Process Control (APC) for the semiconductor industry, with the Company’s 1293 percent revenue growth from 1998–2002. Mr. Heath said, “Triant is well-positioned to capitalize on the growing demand for APC solutions, which is driven by the ever-increasing complexity in semiconductor manufacturing.”

Triant’s increase in revenues of 1293 percent from 1998 to 2002 resulted in a 28th ranking overall in the Canadian Technology Fast 50.

“To succeed during prosperous times is one thing; to succeed in adversity is much more challenging, and that’s exactly what the Deloitte & Touche Canadian Technology Fast 50 winners have done,” said Garry Foster, National Director, Technology, Media & Telecommunications, Deloitte & Touche. “We applaud Triant Technologies Inc. for its tremendous accomplishments during economically challenging times and for being one of the elite Fast 50 companies in Canada.”

To qualify for the Technology Fast 50, companies must have had operating revenues of at least $75,000 CDN in 1998 and $1,000,000 in 2002, be controlled and headquartered in Canada, be a “technology company” defined as owning proprietary technology that contributes to a significant portion of the company’s operating revenues and/or devote a significant proportion of revenues to research and development of technology.

Winners of the 20 regional Technology Fast 50 programs in Canada and the United States are automatically entered in the Deloitte & Touche Technology Fast 500 program, which ranks North America’s 500 fastest growing technology companies. For more information on the Deloitte & Touche Technology Fast 50 or Fast 500 programs, visit www.fast50.ca or www.fast500.com.

About Triant Technologies

Triant Technologies Inc. develops, markets, and supports equipment health monitoring, advanced fault detection and sophisticated data analysis technology. Triant provides innovative APC (Advanced Process Control) software solutions that help its customers improve the productivity of their manufacturing equipment and is focused on the application of its technology primarily to the semiconductor industry and secondarily to other industries. Triant’s core technology is UPM (Universal Process Modeling), a proprietary advanced mathematical algorithm that can be used to model the behavior of any correlated system or process. To address the emerging market opportunity in the semiconductor industry, Triant has developed ModelWare®, an equipment health monitoring and advanced fault detection software solution, based on its core UPM technology. More information about Triant is available via the Internet at www.triant.com.

About Deloitte & Touche

Deloitte & Touche (www.deloitte.ca) is Canada’s leading professional services firm, providing a full range of assurance and advisory, financial advisory, tax and consulting services through more than 6,600 people in more than 46 locations across the country. We are dedicated to helping our clients and our people excel. Deloitte & Touche is part of Deloitte Touche Tohmatsu, a global leader in professional services with more than 119,000 people in over 140 countries.